Exhibit 99.1

For further information contact:

Rob Hilburger Vice President, Global Communications Blizzard Entertainment (+1) 949-242-8404 rhilburger@blizzard.com	Roger Sun Public Relations Director Blizzard China (+86) 21-3133 0700 rsun@blizzard.com	Cassia Curran NetEase, Inc. cassia@corp.netease.com Tel: (+86) 571-8985-2076 Brandi Piacente NetEase Investor Relations (+1) 212-481-2050 brandi@corp.netease.com

BLIZZARD ENTERTAINMENT AND NETEASE, INC. TO BRING

HEARTHSTONE™: HEROES OF WARCRAFT™ TO MAINLAND CHINA

Deceptively simple, insanely fun free-to-play strategy card game from the creators of Warcraft® coming to PC and iPad®

SHANGHAI, CHINA—July 8, 2013—Blizzard Entertainment, Inc. (NASDAQ: ATVI) and NetEase, Inc. (NASDAQ: NTES) today announced an agreement to license Blizzard Entertainment’s Hearthstone™: Heroes of Warcraft™ to a NetEase, Inc. affiliate in mainland China for a term of three years.

The companies have been collaborating since 2008 to bring Blizzard Entertainment’s World of Warcraft®, StarCraft® II, and Battle.net® gaming platform to Chinese gamers. Today’s announcement further enhances the partnership between Blizzard and NetEase and promotes a consistent level of quality and service in mainland China for all Blizzard games involved in the partnership.

Announced in March, Hearthstone: Heroes of Warcraft is Blizzard’s new free-to-play strategy card game for Windows®, Macintosh®, and iPad®. In Hearthstone, players take on the role of legendary heroes from the Warcraft universe, playing spells and minions from customized card decks. Matches are fast-paced and friendly, with players dueling for fun, glory, and the chance to win awesome new cards.

“Hearthstone represents everything we love about games—it’s easy to pick up and play, it has a lot of personality and depth, and it’s just pure fun,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We’re putting a lot of focus into delivering a Blizzard-quality free-to-play experience with Hearthstone, and we know gamers in China will have a blast playing it.”

“We are very excited to be bringing a new game to China from Blizzard, and we believe Hearthstone will be a hit with gamers here,” said William Ding, CEO and founder of NetEase, Inc. “We’re working closely with Blizzard to prepare everything needed for launching Hearthstone in China, and we look forward to providing players with another great gaming experience.”

Deceptively simple but epically engaging, Hearthstone will be instantly accessible to players regardless of their familiarity with Warcraft or collectible card games. Anyone who picks up the game will be able to jump right in and start winning cards and building their collection. For players who prefer to expand their collection a little faster, card packs can be purchased via an in-game store.

With hundreds of cards to choose from, featuring a wide range of colorful Warcraft spells, weapons, and characters, players will have limitless possibilities for developing and fine-tuning their deck-building strategies. Further details about Hearthstone: Heroes of Warcraft will be announced as development progresses.

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes sixteen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals. In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft® and StarCraft® II.

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Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles generally, the popularity of World of Warcraft among Chinese players and the effect of future expansion sets on the game, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate StarCraft II, World of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.